

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 17, 2017

Via E-mail
Brent Wadman
Corporate Secretary
Stillwater Mining Company
26 West Dry Creek, Suite 400
Littleton, Colorado 80120

> **Re: Stillwater Mining Company**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 24, 2017**
> **File No. 001-13053**

Dear Mr. Wadman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal 1: The Merger, page 25

Background of the Merger, page 25

1. Please supplementally provide us with all materials and presentations, including any board book, provided by Merrill Lynch to Stillwater's board of directors.

The Merger Agreement, page 51

2. We note your statements that "the merger agreement is not intended to be a source of factual, business or operation information…" regarding the companies, that the summary of the merger agreement and the Annex A "are not intended to modify or supplement any factual disclosure about Stillwater in any documents it publicly files with the SEC", that the representations, warranties and covenants were made "solely for the benefit of the parties to the merger agreement …", and that "the representations and warranties … allocat[e] risk … rather than establishing matters as facts." Please revise to remove any

potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws. We further note your disclosure that this information "may have change since the date of the merger agreement and subsequent developments … may or may not be fully reflected in this proxy statement or Stillwater's public disclosures."   Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in your proxy statement not misleading.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Killoy at (202) 551-7576 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: Amos Barclay, Esq.
        Holland & Hart LLP